Exhibit 99.1
Trina Solar Announces Updates to Third Quarter 2011 Guidance
CHANGZHOU, China, Nov. 3, 2011 /PRNewswire via COMTEX/ —
Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, announced today the following updates to its previous guidance made for the quarter ended September 30, 2011.
The Company estimates its solar module shipments in the third quarter of 2011 to be in the range of 372 MW to 375 MW, compared to the Company’s previous guidance of 480 MW to 520 MW for the reasons discussed below. Additionally, for the third quarter of 2011, the Company estimates:
•	Gross margin relating to its in-house wafer production and module production to be in the range of 18% to 19%, in line with the Company’s previous guidance of high teens in percentage terms; and

•
Overall gross margin to be in the range of 10% to 11%, which includes a non-cash inventory write down of approximately $19 million, compared to the Company’s previous guidance of mid to high teens in percentage terms.

“A deflationary pricing environment impacted by challenging financing conditions for some of our customer’s European projects resulted in the shortfall of our targeted shipment volumes,” said Mr. Jifan Gao, Chairman and CEO of Trina Solar. “At the same time, we strived to maintain reasonable gross profits amidst such market conditions.”
“Despite continued challenges in our traditional markets, we believe our efforts to capture or expand business in new and existing customer channels will result in significant orders for the year 2012. Specifically, we are encouraged by the prospects of demand growth in emerging PV markets within the Americas, Asia and Africa. Additionally, we have improved, and will continue to improve, our leading manufacturing efficiencies and cost structure through, among other things, renegotiations of some of our polysilicon and other key materials agreements to position us favorably going forward.”
Based on its demand outlook for the second half of 2011, the Company has revised its outlook for the full year 2011 PV module shipments to approximately 1.4 GW, compared to the Company’s previous guidance of between 1.75 GW to 1.8 GW.
As these selected estimated results are subject to finalization of the Company’s financial closing procedures, the Company’s actual results may differ from its current estimates.
The Company will review its third quarter 2011 results via conference call at 5:00 p.m. ET on November 21, 2011. Conference call details may be found via separate announcement, available at the Investors Center of the company’s website at http://www.trinasolar.com.

About Trina Solar Limited
Trina Solar Limited (NYSE: TSL) is a leading manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is one of the few PV manufacturers that have developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. Trina Solar’s products provide reliable and environmentally-friendly electric power for a growing variety of end-user applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.
Safe Harbor Statement
This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products, the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.
For further information, please contact:

Trina Solar Limited	Brunswick Group
Terry Wang, CFO	Caroline Jinqing Cai
Phone: + (86) 519-8548-2009 (Changzhou)	Phone: + (86) 10-6566-2256
Thomas Young, Senior Director of Investor Relations	Michael Fuchs
Phone: + 1 (408) 459-6706 (San Jose)	Phone: + (86) 10-6566-2256
Email: ir@trinasolar.com	Email: trina@brunswickgroup.com